Exhibit 99.72

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009
October 13, 2006
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
New Brunswick Securities Commission
Newfoundland Securities Commission
Dear Sirs,
RE: Blue Pearl Mining Ltd. (the “Company”)
We refer to the prospectus (the “Prospectus”) of the Company dated October 13, 2006 relating to the Company’s proposed offering of 36,400,000 subscription receipts at $5.50 per subscription receipt for gross proceeds of $200,200,000.
We consent to the use of our report to the Board of Directors and Stockholders of Thompson Creek Metals Company dated June 29, 2006, except for Note 12 which is as of July 28, 2006, with respect to the following consolidated financial statements included in the Prospectus:
Consolidated balance sheet as of September 30, 2005 and 2004
Consolidated statements of income, stockholder’s equity and cash flows for the years ended
September 30, 2005 and 2004
We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the financial statements upon which we have reported or that is within our knowledge as a result of our audit of such financial statements.
This letter is provided solely for the purpose of assisting the regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.
Yours truly,
Ehrhardt Keefe Steiner & Hottman PC